Mail Stop 3010

February 26, 2010

VIA USMAIL and FAX (312) 881 - 6653

Ms. Alicia Borst Derrah
Chief Financial Officer
Man-AHL 130, LLC
123 North Wacker Drive, 28th Floor
Chicago, Illinois 60606

> **Re:** **Man-AHL 130, LLC**
> **Form 10-K for the year ended 3/31/2009**
> **Filed on 6/29/2009**
> **File No. 000-53217**

Dear Ms. Alicia Borst Derrah:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009

Exhibit 13.01

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm

1.   The audit report does not indicate the city and state where issued as required by
        Article 2-02 of Regulation S-X.   Please revise accordingly.

Note 2 – Significant Accounting Policies, page 9

Investment in Man-Glenwood Lexington, LLC, and Man-Glenwood Lexington TEI, LLC

2.   Tell us how you considered the guidance in Rule 8-03(b)(3) of Regulation S-X.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2009

Financial Statements and Notes

Schedule of Investments

3.   Tell us how you complied with paragraph 946-210-50-6 of the FASB Accounting
        Standards Codification in determining whether to present the Condensed
        Schedule of Investments for each quarter end.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3413 if you have questions regarding the comments.

Sincerely,

Cicely LaMothe
Branch Chief